Exhibit 99.4

PHOTRONICS,  INC.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Nine Months Ended
	July 31, 2022	August 1, 2021

Cash flows from operating activities:
Net income	$123,978	$50,185
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	61,210	69,305
Share-based compensation	4,623	4,034
Changes in operating assets, liabilities and other	6,110	(10,428)

Net cash provided by operating activities	195,921	113,096

Cash flows from investing activities:
Purchases of property, plant and equipment	(46,337)	(92,301)
Government incentives	1,394	5,775
Other	(179)	(170)

Net cash used in investing activities	(45,122)	(86,696)

Cash flows from financing activities:
Repayments of debt	(51,917)	(13,311)
Purchases of treasury stock	(2,522)	(35,750)
Contributions from noncontrolling interest	24,995	-
Proceeds from share-based arrangements	5,505	2,251
Proceeds from long-term debt	-	20,858
Net settlements of restricted stock awards	(1,463)	(403)

Net cash used in financing activities	(25,402)	(26,355)

Effects of exchange rate changes on cash, cash equivalents, and restricted cash	(21,308)	4,602

Net increase in cash, cash equivalents, and restricted cash	104,089	4,647
Cash, cash equivalents, and restricted cash, beginning of period	279,680	281,602

Cash, cash equivalents, and restricted cash, end of period	$383,769	$286,249